UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL UPS SALES OF RAILWAY PRODUCTS

Moscow, Russia – 28 May 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports increased sales of rails and sections for wagon building over the first four months of 2020.

Over these months, Chelyabinsk Metallurgical Plant has shipped 3.5 times more rails year-on-year, with sales totaling 145,000 tonnes. Rail exports have more than doubled during this period. The plant has also signed its first contract with Georgian Railways and began shipping, as well as signed yet another contract with Belarus Railways. Customers of the plant’s rails also include projects of Russia’s Defense Ministry and several Russian steelmakers. Chelyabinsk Metallurgical Plant also signed a contract with Uzbekistan Railways for Z-sections which are used in wagon building.

So far in 2020 Izhstal supplied the Moscow Metro with some 5.400 tonnes of conductor rails used for construction and modernization of the Russian capital’s underground transit system. In 2019, Izhstal shipped nearly 6,000 tonnes of conductor rails. Apart from Moscow, other Russian cities that are either constructing or repairing their metro systems — such as Kazan and Saint-Petersburg — voiced their interest in the plant’s output. In May, the plant received a certificate of compliance for its conductor rails from the voluntary wagon building product certification agency.

“Our facilities continue to increase output and sales of railway products and develop exports even as the pandemic forced economic activity into a recession. This is proof of our products’ high quality and market demand,” Mechel PAO’s Chief Executive Officer Oleg Korzhov noted.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: May 28, 2020

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